# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Manulife GA Trust, CIK 0002094982
CUSIP: 000000000
Title of class of securities: Common Shares of Beneficial Interest
Address of issuer's principal executive offices: 197 Clarendon Street, Boston, Massachusetts (MA), 02116
Date of event which requires filing of this statement: 02/23/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000928047

## Reporting persons
- Manufacturers Life Insurance Company: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 5,000,000; shared voting power 0; sole dispositive power 5,000,000; shared dispositive power 0; aggregate amount beneficially owned 5,000,000 (100% of the class)

## Item 1. Issuer
Name of issuer: Manulife GA Trust
Address of issuer's principal executive offices: 197 Clarendon Street, Boston, MA 02116

## Item 2. Person Filing
Name of person filing: Manufacturers Life Insurance Company
Address of principal business office or, if none, residence:
200 Bloor Street East
TORONTO, A6 M4W 1E5
Citizenship: Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Insurance Company

## Item 4. Ownership
Amount beneficially owned: 5,000,000
Percent of class: 100%
Sole power to vote or to direct the vote: 5,000,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 5,000,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Manufacturers Life Insurance Company is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Manufacturers Life Insurance Company: /s/ Betsy Anne Seel, By Power of Attorney filed herewith (02/26/2026)